

August 28, 2023

Min Jiang
Chief Executive Officer
SIPP International Industries, Inc.
69 Waterfall Blvd, The Ponds
Sydney, NSW 2769, Australia

> **Re: SIPP International Industries, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 17, 2023**
> **File No. 333-271830**

Dear Min Jiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed August 17, 2023

Cover Page

1. We note the disclosure on the cover page and elsewhere in your prospectus about your beliefs concerning authorizations and approvals, such as "[t]he Company does not believe that it is required to seek authorizations from Chinese authorities" and that "[w]e believe that we are not currently required to obtain approval from Chinese authorities" and the disclosure on page 15 that "[t]he Material PRC Company has obtained all *material* Governmental authorizations necessary for its business as described in the Prospectus." As requested in prior comment 2, please reconcile such disclosure with the disclosure in the: (1) first paragraph on page 31 that "[a]s such, we will likely be required to file with the CSRC within a reasonable time and before the consummation of this

offering;" and (2) last sentence on page 32 that "[p]ursuant to ... if the registration statement with respect to the Common stock to be sold in this offering does not become effective on a date, as the Securities and Exchange Commission may determine, prior to the effectuation of the Trial Administrative Measures, or we fail to complete this offering and listing on the Nasdaq Capital Market before September 30, 2023, we will have to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering."

2.   We note your response to prior comment 3 and the disclosure on the cover page about the translated copy and Articles 2, 3 and 4. Please expand your response to consider the applicability of Articles 15 and 34 of the Trial Measures.

3.   We note your response to prior comment 3 and the new disclosure about Article 16 of the Trial Measures on the cover page and in the prospectus summary. Please revise to clearly explain how you determined that this offering is classified as "Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities."

Condensed Consolidated Financial Statements, page F-18

4.   Please revise your disclosures related to the number of preferred shares outstanding as of December 31, 2022 and June 30, 2023 to resolve the following inconsistencies:
   •   Your balance sheets state that 10,000,000 and 0 preferred shares were outstanding as of June 30, 2023 and December 31, 2022, respectively;
   •   Your statements of changes in stockholders' equity (deficit) indicate that 0 preferred shares were outstanding as of June 30, 2023 and December 31, 2022; and
   •   Your disclosure on page F-26 states that "the total number of Series A Preferred shares of Company common stock issued and outstanding as of June 30, 2023 and December 31, 2022, was 0 and 10,000,000 shares, respectively."

Condensed Consolidated Statements of Changes in Stockholders Equity (Deficit), page F-20

5.   Please revise your Statements of Changes in Stockholders' Equity (Deficit) to include the comparative period between December 31, 2021 and June 30, 2022.

Exhibits

6.   We reissue prior comment 13. Exhibit 3.3 is still not a single complete copy of your articles. Instead, it appears to still be a collection of multiple documents.

General

7.   We note your response to prior comment 14.   Please continue to ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note the following:

   • the disclosure on the cover page that "SIPN exercises control over the operations of

Beijing Kezhao, as its wholly owned subsidiary" does not appear to be applicable to you based on the diagram of the corporate structure of the company on page 2;

• the disclosure in the last paragraph on page 8 about "our directors and officers, both of whom are not residents in the United States" is not consistent with the disclosure on page 72 that Min Jiang is the sole officer and director;

• the disclosure in the first paragraph on page 16 about "management fees" does not appear to fit within your corporate structure on page 2; and

• the disclosure in the second paragraph in the last risk factor on page 23 about material weaknesses is not consistent with the disclosure in the fourth paragraph on page 56 about material weaknesses.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew McMurdo